P.E. 12/31/01

Form 6-K

02017067

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December , 2001

GLOBALTEX INDUSTRIES INC.

(Translation of registrant's name into English)

501 - 1200 West Pender Street Vancouver, B.C. Canada V6E 2S9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ..X.... Form 40-F ......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes .... No ....X.....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________

GLOBALTEX INDUSTRIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended December 31, 2001

(Unaudited - Prepared by Management)

Globaltex Industries Inc.
(a development stage company)
Consolidated Statement of Loss and Deficit
For the periods ended

(Unaudited - prepared by management)

	Three Months Period Ended December 31, 2001	Three Months Period Ended December 31, 2000	Nine Months Period Ended December 31, 2001	Nine Months Period Ended December 31, 2000
EXPENSES				
Accounting and audit	$ 4,811	$ 4,400	$ 27,811	$ 26,072
Amortization	1,294	1,352	3,917	4,055
Fees and assessments	1,136	508	9,511	3,626
Interest and financing	226,378	395	884,948	7,688
Legal (recovery)	(221,874)	49,566	113,927	59,835
Management fees	-	34,900	105,000	66,100
Office and miscellaneous	57,443	25,781	109,945	51,987
Promotion	4,938	7,560	7,253	9,857
Transfer agent	3,153	3,859	7,284	10,937
Travel and related costs	(3,238)	2,986	22,314	3,655
	74,041	131,307	1,291,910	243,812
OTHER ITEMS				
Interest and other	769	1,343	4,453	2,160
Write-off of investment in US Electric Power Inc.	-	-	(189,260)	-
Foreign exchange gain	6,237	-	17,593	-
	7,006	1,343	(167,214)	2,160
Loss for the period	67,035	129,964	1,459,124	241,652
Deficit, beginning of period	13,498,218	11,523,657	12,106,129	11,411,969
Deficit, end of period	$ 13,565,253	$ 11,653,621	$ 13,565,253	$ 11,653,621

Globaltex Industries Inc.
(a development stage company)
Consolidated Statement of Deferred Exploration and Development Costs
For the periods ended

(Unaudited - prepared by management)

	Three Months Period Ended December 31, 2001	Three Months Period Ended December 31, 2000	Nine Months Period Ended December 31, 2001	Nine Months Period Ended December 31, 2000
Deferred Expenditures - Indin Lake				
Acquisiton	$ -	$ -	$ -	$ -
Consulting	10,020	50,132	31,125	50,132
Geological program	-	-	-	-
Environmental deposit	-	-	-	-
Equipment purchases	-	-	-	-
Insurance	-	-	-	-
Insurance proceeds	-	-	-	-
Taxes and licences	1,260	1,261	2,571	2,572
Supplies	-	-	-	-
Survey	-	-	-	-
Travel and camp (recovery)	-	-	-	-
	11,280	51,393	33,696	52,704
Willow Creek Coal Property				
Acquisition	-	-	-	-
Bulk sample	-	-	-	-
Consulting	15,000	-	52,840	-
Deferred development (recovery)	(741,524)	91,358	18,026	207,112
Environmental	-	-	-	-
Laboratory	-	-	-	-
Licences	-	-	-	-
Reclamation	-	-	-	-
Supplies	-	-	-	-
Survey and mapping	-	-	-	-
Travel	-	-	11,387	-
Costs written-down	-	-	-	-
	(726,524)	91,358	82,253	207,112
Total	(715,244)	142,751	115,949	259,816
Resource Property, beginning of period	13,432,187	7,826,080	12,600,994	7,709,015
Resource Property, end of period	$ 12,716,943	$ 7,968,831	$ 12,716,943	$ 7,968,831

Globaltex Industries Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2001

(Unaudited - prepared by mangement)

4. Mineral Properties

	December 31, 2001	March 31, 2001
Indin Lake	$2,909,892	$ 2,876,197
Willow Creek Joint Venture	9,807,051	9,724,797
	$12,716,943	$12,600,994

a) Indin Lake

The Company has a 90% interest in certain leases, subject to a 3% net smelter return royalty wherein the balance of 10% is a net profits interest afer all costs are recovered, and a 100% interest in three mineral claims, all located in the Mackenzie Mining Division of the Northwest Terrorities. The Company has the option to purchase the above royalty for $500,000 for cash or shares at the time of production.

b) Willow Creek Joint Venture (Falls Mountain/Willow Creek)

During the year ended March 31, 1996, the Company entered into a Joint Venture Agreement with respect to the Willow Creek Coal Project with Mitsui Matsushima Co. Ltd, ("Mitsui") and BCR Venture Inc. ("BCR"), a wholly owned subsidiary of BC Railway Company ("BC Rail"). The purpose of the joint venture is to develop a low cost coal mine. Under the agreement, a feasibility study has been completed and a decision has been made to proceed with the development of a coal mine. Pine Valley Coal Ltd. has been set up as the operator and is directed by a Management Committee. Under the agreement, the Company's 100% owned subsidiary, Falls Mountain Coal Inc., contributed 25 coal licences which it owned together with other assets in connection with its exploration activities at Willow Creek. The licences and assets were transferred to the Joint Venture in return for a capital account of $2,500,000. Under the Agreement, Mitsui and BC Rail earned a one-third interest each by making equity contributions totaling $5 million to the Joint Venture, and a best efforts commitment to obtain project financing.

During the year ended March 31, 2001, the Company acquired BCR's interest in consideration of $3,902,543 cash, resulting in the Company holding 66-2/3% of the joint venture. The Company has recorded a cumulative loss allowance on its Willow Creek properties of $4,774,290 at March 31, 2001 and 2000 which recognizes the difference between the property carying value and the transfer value to the Joint Venture to the extent of the interests of the other Ventures.

Under the agreement, the parties have contracted with BC Rail to provide haulage services under a haulage contract and have also contracted with Mitsui to market the coal worldwide during the life of the project. The Agreement also provides that, in the event of acquisition of control of the Company (as defined by the Securities Act of British Columbia) by a person in the business of producing or transporting coal in, or selling coal produced from Alberta or British Columbia, the Company will cease to have any representation or right to vote on the management committee of the Joint Venture.

(Unaudited - prepared by mangement)

6. Shareholders' equity information from inception to December 31, 2001

Capital stock

a) Shares issued for cash

Years Issued	Number of Shares	Shareholders' Equity from inception
1970	45,117	$67,675
1971	12,895	30,948
1972	16,361	49,084
1973	1	1
1974	83,333	60,000
1976	100,000	90,000
1977	66,667	35,000
1978	100,000	52,173
1980	233,333	135,000
1981	433,333	1,509,296
1987	83,333	62,500
1988	358,334	321,751
1990	150,000	43,500
1991	50,000	14,000
1992	800,000	235,750
1994	236,500	302,030
1995	648,125	542,860
1996	100,000	120,000
1997	50,000	60,000
1998	355,000	230,787
1999	1,225,833	758,463
2000	1,816,157	958,000
2001	656,500	384,979
2002	866,667	578,000
	8,487,489	$6,641,797

(Unaudited - prepared by mangement)

7. Related party transactions

During the period, the company was involved in the following related party transactions:

a) Management fees in the amount of $105,000 (March 31, 2001 - $137,100) were paid or accrued to directors or companies controlled by directors.

b) Consulting fees in the amount of $15,120 (March 31, 2001 - $13,991) were paid to a company controlled by a director.

c) Interest expense totaling $103,264 (March 31, 2001 - $NIL) was paid and accrued to a shareholder.

d) Accounts payable include $67,129 (March 31, 2001 - $90,566) due to a director.

8. Notes payable

	December 31, 2001	March 31, 2001
Non-Interest bearing promissory note, secured by the shares of the Company's subsidiary, maturing January 8, 2002.	$4,000,000	$4,000,000
Non-Interest bearing promissory note, maturing September 18, 2002.	400,000	400,000
Promissory note ($843,566 USD), bearing interest at 15% per annum, secured by the shares of the Company's subsidiary, maturing August 24, 2002.	1,286,355	-
Promissory note, bearing interest 15% per annum, secured by the shares of the Company's subsidiary, maturing September 10, 2002.	372,000	-
	6,058,355	4,400,000
Accrued interest	30,472	-
	6,088,827	4,400,000
Less: amount to be accreted to date of maturity	(56,473)	(543,000)
	$6,032,354	$3,857,000

To finance the purchase of BCR interest (note 4), the Company has entered into an agreement with a non-arm's length lender under which it has borrowed $4,000,000. The loan is for a term of one year and will be available on a non-revolving basis in multiple advances. The loan will not bear interest and the Company may, at its option, prepay the loan in whole or in part at any time without penalty. The loan is secured by a pledge in favour of the principal lender of the shares of Falls Mountain Coal Inc. In connection with the loan, the Company has agreed to issue to the principal lender non-transferable warrants to purchase up to 2,000,000 common shares of Globaltex for a term of three years at a price of $1.50 per share in the first year, $1.60 per share in the second year and $1.70 per share in the third year.

10. Subsequent events (continued)

b) Options Granted to Directors

It was resolved that the following options be approved, subject to regulatory approval, for a term of five years at a price of Cdn$0.90 per share:

Individual	Number
Mark Fields	300,000
Walter Davidson	250,000
Howard Behren	100,000
Louie Garrett	250,000
Beverley Lawson	150,000

10. List of directors and officers

Mark Fields
Howard A. Behren
Louie F. Garrett
K. Walter Davidson
Thomas B. O'Brien
Beverley J. Lawson

Options granted during the period: (Regulatory approval received January 7, 2002)

Date	Number	Name of Optionee	Exercise Price	Expiry Date
January 7, 2002	300,000	Mark Fields	$0.90	Dec. 12, 2006
January 7, 2002	250,000	Walter Davidson	$0.90	Dec. 12, 2006
January 7, 2002	100,000	Howard Behren	$0.90	Dec. 12, 2006
January 7, 2002	250,000	Louie Garrett	$0.90	Dec. 12, 2006
January 7, 2002	150,000	Beverley Lawson	$0.90	Dec. 12, 2006

4. Summary of securities at the end of the reporting period:

Authorized and issued share capital:

Class	*Par Value*	*Authorized Number*	*Issued Number*	*Amount*
Common	NPV	50,000,000	20,131,920	$20,061,478

Options, warrants and convertible securities outstanding:

Security	*Number or Amount*	*Exercise Price*	*Expiry Date*
[1] Warrants	2,000,000	$1.50/1.60/1.70	January 8, 2004
[2] Warrants	300,000	$1.60/1.70	September 18, 2003
[3] Warrants	300,000	$1.15/1.25/1.35	September 6, 2004
Options	200,000	$1.20	April 9, 2002
Options	50,000	$1.20	January 23, 2003
Options	300,000	$1.20	January 6, 2004
Options	150,000	$1.20	May 20, 2004
Options	100,000	$1.20	November 7, 2004
Options	593,500	$1.20	December 21, 2005

[1] Each warrant entitles the holder to purchase one common share at a price of $1.50 per share until January 8, 2002, $1.60 until January 8, 2003 and $1.70 until January 8, 2004.

[2] Each warrant entitles the holder to purchase one common share at a price of $1.60 per share until September 18, 2002 and $1.70 until September 18, 2003.

[3] Each warrant entitles the holder to purchase one common share at a price of $1.15 per share until September 6, 2002, $1.25 until September 6, 2003 and $1.35 until September 6, 2004.

Shares in escrow or subject to pooling:
Number in escrow: Nil Pooled: Nil

GLOBALTEX INDUSTRIES INC.
SCHEDULE C – MANAGEMENT DISCUSSION
FOR THE NINE MONTHS ENDED DECEMBER 31, 2001

1. Description of Business

The Company is a venture company under the rules of the Canadian Venture Exchange. The Company is currently in a joint venture developing a coal property in northeastern BC.

2. Discussion of Operations and Financial Condition for the year to date:

On November 6, 2001 the Company and its joint venture partner, Mitsui Matsushima Canada Ltd announced the shipment of their first trial cargo of coal, mining and shipping 36,000 tonnes of coal from northeastern British Columbia via Ridley Terminal at Prince Rupert.

The Company incurred expenses totaling $1,291,910 for the nine month period ending December 31, 2001 compared to $243,812 for the nine month period ending December 31, 2000. The increased expenses reflect the increased activity and debt related to the trial cargo as well as pursuing an opportunity to develop a coal fired generation plant in Washington State. Specific areas that increased are detailed below.

The Company incurred higher interest and financing costs in the nine month period ending December 31, 2001 of $884,948 compared to December 31, 2000 costs of $7,688. This includes non-cash payments of $215,450 paid in the form of bonus shares for two notes payable, and $546,527 of accreted interest allocated as fair value to warrants on two other notes payable. Cash payments for interest of $122,971 were paid or accrued. These higher costs result from an increase in the short term loans of about $2 million bearing interest at 15% per annum and used for working capital to finance the company's portion of the trial cargo.

Legal fees for the nine month period ending December 31, 2001 were $113,927 compared to December 31, 2000 costs of $59,835. These increased expenses result from investigating an opportunity to develop a coal fired electrical generation plant in Washington State, and also relate to the financing associated with the trial cargo.

Management fees for the nine month period ending December 31, 2001 were $105,000 ($17,500 per month for six months) compared to December 31, 2000 costs of $66,100 ($5,200 per month).

Travel costs for the nine month period ending December 31, 2001 were $22,314 compared to December 31, 2000 costs of $3,655. These higher costs were incurred as a result of travel to the project site during the trial cargo operations and activities related to developing a coal generation plant investigated by the Company.

5. Liquidity and Solvency

The Company's working capital deficiency as of December 31, 2001 was $5,148,311. As mentioned previously $4 million of this deficiency has been converted into 5,714,285 common shares at a conversion price of $0.70 per share subject to CDNX and regulatory approvals.

The Company is currently investigating alternatives to raise further funds.

The Company has been able to continue to raise the necessary funds for the exploration and development programs on its properties and to fund the general and administrative costs. Nevertheless the Company has to rely upon the sale of equity securities or debt for cash required for exploration and development purposes, for acquisitions and to fund the administration, among other things. Since the Company does not expect to generate any significant positive cash flow in the near future, it will have to continue to rely upon sales of its equity and debt securities to raise capital. It follows that there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Globaltex Industries Inc.

Date : 2002/2/22

By: ______________________
Mark Fields, President
Chief Executive Officer